UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pervasive Software Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

715710109
(CUSIP Number)

Robert S. Schwartz, Esq.
Loeb Capital Management
61 Broadway, New York, N.Y. 10006
(212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/07/2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	1,105,819
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	1,105,819

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,105,819

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	6.66%

14. Type of Reporting Person	IA, PN

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	129,611
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	129,611

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	129,611

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.78%

14. Type of Reporting Person	IA, PN

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	1,105,819
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	1,105,819

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,105,819

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	6.66%

14. Type of Reporting Person	CO

CUSIP No.	715710109

1. Name of Reporting Person	Loeb Management Holding LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	1,235,430
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	1,235,430

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,235,430

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	7.44%

14. Type of Reporting Person	HC

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock of Pervasive Software Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 12365 Riata Trace Parkway, Building B, Austin, TX 78727, USA.

Item 2.	Identity and Background

This statement is filed by:

(i)	Loeb Offshore Management LP (“LOM”)
(ii)	Loeb Arbitrage Management LP (“LAM”)
(iii)	Loeb Arbitrage Offshore Partners, Ltd. (“LAOP”)
(iv)	Loeb Management Holding LLC (“LMH”)

This statement relates to Shares (as defined herein) held by LAOP over which LOM has discretionary trading authority as investment adviser and for the accounts of customers of LAM and LOM as to which each has investment discretion. The general partner of LOM and LAM is Loeb Management Holding LLC, a Delaware limited liability company.  The owners of LAM and LOM are Loeb Holding Corporation and LB Partners, L.P., entities controlled by Thomas L. Kempner and Gideon J. King, respectively.  The foregoing persons are hereinafter sometimes collectively referred to as “the Reporting Persons.”   The address of the business office of each of the Reporting Persons is 61 Broadway, New York, New York 10006.

LOM and LAM are Delaware limited partnerships and registered investment advisers, doing business together as Loeb Capital Management.  LOM and LAM’s President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Robert S. Schwartz, Senior Vice President and General Counsel; and Edward J. Campbell, Chief Financial Officer.   LOM is the investment manager of LAOP, a Cayman Islands exempted company. Gideon J. King, Pearse Griffith and Peter Heaps are Directors of LAOP.

Messrs. King, Kempner, Schwartz and Campbell are United States citizens. Mr. Griffith is a citizen of the United Kingdom of Great Britain and Northern Ireland and Mr. Heaps is a citizen of the Republic of Ireland.  During the last five years, none of the entities or individuals named in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Common Stock was acquired by LAOP, LAM and LOM (for accounts of customers as to which LAM and LOM each have investment discretion) in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.	Purpose of Transaction

LAM, LOM and LAOP (“Loeb”) have acquired Common Stock for investment purposes.  Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).   Loeb intends to review its investment in the Issuer on a continuing basis and has engaged in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer.   Loeb has made it clear to the Issuer that Loeb believes that the only appropriate response in light of the fiduciary duty that the board owes to shareholders of the Company is to commence a formal process to maximize value for shareholders with a view towards selling the Company to the highest bidder.

Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such additional actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Persons (collectively referred to as "Loeb") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:

The percentages used herein are calculated based upon 16,606,546 shares of the Issuer's common stock, issued and outstanding as of October 30, 2012, the latest date for which such information is available, as reported in the Issuer's Annual Report on Form 10Q filed on November 1, 2012.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Loeb Arbitrage Offshore Partners, Ltd.	1,105,819	6.66%
Loeb Arbitrage Management LP (1)	129,611	0.78%
Loeb Offshore Management LP (2)	1,105,819	6.66%
Loeb Management Holding LLC	1,235,430	7.44%

Total for Loeb:	1,235,430	7.44%

(1)	Common Stock purchased for the accounts of customers of Loeb Arbitrage Management LP as to which it has investment discretion.

(2)
Common Stock purchased for the accounts of customers of Loeb Offshore Management LP as to which it has investment discretion.  Loeb Offshore Management LP also has discretionary trading authority over the shares held by Loeb Arbitrage Offshore Partners, Ltd., as investment manager.

(b)
As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.

(c)	The following purchases and sales (-) of Common Stock have been in the past sixty (60) days:

Purchases and Sales of Ordinary Shares

	Date	Shares	Average Price*
Loeb Arbitrage Management LP	12/07/12	21000	8.8
	12/06/12	132	8.84
	12/05/12	8	8.84

	Date	Shares	Average Price*
Loeb Arbitrage Offshore Partners, Ltd.	12/07/12	179000	8.8
	12/06/12	1129	8.84
	12/05/12	73	8.84

*If prices are aggregated, the difference is within a one dollar price range.

(d)
Loeb Offshore Management LP, Loeb Arbitrage Management LP and Principals of these entities expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

(e)	Not Applicable.

All reported transactions were effected on NASDAQ.  Unless otherwise noted, all of such transactions were effected in open market transactions through various brokerage entities.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

1.	The Joint Filing Agreement between and among the Reporting Persons pursuant to Section 240.13d-1(k) is attached hereto as Exhibit “A”.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB OFFSHORE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

LOEB OFFSHORE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE MANAGEMENT LP By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: December 11, 2012	By:	/s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel